Exhibit 99.1

Contact:  Roy L. Morrow (216) 383-4893

Roy_Morrow@lincolnelectric.com

Lincoln Electric Acquires Techalloy

Baltimore-based manufacturer of nickel alloy and stainless steel welding consumables

CLEVELAND, July 29, 2011 — Lincoln Electric Holdings, Inc. (Nasdaq: LECO) announced today that it has acquired the welding operation assets of  Techalloy Company, Inc. and of its parent company, Central Wire Industries Ltd.  Known commercially as Techalloy, the Baltimore, Maryland-based manufacturer is a privately-held producer of nickel alloy and stainless steel welding consumables.

“The addition of Techalloy expands our product portfolio of high alloy consumables required to service customers in North America and around the world,” said John M. Stropki, Chairman and Chief Executive Officer.  “In particular, Techalloy’s nickel alloy welding consumables are positioned well globally in the high growth energy and infrastructure segments of our business.  We expect growth in these segments to continue worldwide and believe the Techalloy product line will help expand and deepen our relationships with these key customers.”

Techalloy has annual sales of approximately $70 million and employs 55 people. Terms were not disclosed.

Lincoln Electric is the world leader in the design, development and manufacture of arc welding products, robotic arc welding systems, plasma and oxyfuel cutting equipment and has a leading global position in the brazing and soldering alloys market.  Headquartered in Cleveland, Ohio, Lincoln has 41 manufacturing locations, including operations and joint ventures in 19 countries and a worldwide network of distributors and sales offices covering more than 160 countries.  For more information about Lincoln Electric, its products and services, visit the Company’s website at http://www.lincolnelectric.com.

-more-

The Company’s expectations and beliefs concerning the future contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements reflect management’s current expectations and involve a number of risks and uncertainties.  Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “forecast,” “guidance” or words of similar meaning.  Actual results may differ materially from such statements due to a variety of factors that could adversely affect the Company’s operating results.  The factors include, but are not limited to: general economic and market conditions; the effectiveness of post acquisition integration efforts; and market risks and price fluctuations related to the purchase of commodities and energy.  For additional discussion, see “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K.